FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2017

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 4 April 2017

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
                Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange announcement dated 9 March 2017 entitled ‘Notification of a change to the Boards’

Exhibit 2: Stock Exchange announcement dated 10 March 2017 entitled ‘Director/PDMR shareholding’

Exhibit 3: Stock Exchange announcement dated 20 March 2017 entitled ‘Director/PDMR shareholding’

Exhibit 1:

RNS Number : 0813Z
Unilever PLC
09 March 2017

Unilever N.V. and Unilever PLC Announcement
Annual General Meetings re-elections and Notification of a Change to the Boards

 Unilever today announced that Prof. Louise Fresco will be retiring from the Unilever Boards at the conclusion of the 2017 AGMs having served for eight years.

Marijn Dekkers said: "I would like to thank Louise for her contribution as a Unilever Non-Executive Director. She has brought invaluable experience to the Unilever Boards and been a great source of advice and guidance for the business, in particular in relation to Foods, science and innovation. She leaves with the best wishes of us all."

The following Directors will offer themselves for re-election at the 2017 AGMs: Nils Andersen, Laura Cha, Vittorio Colao, Marijn Dekkers, Ann Fudge, Judith Hartmann, Mary Ma, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, Paul Polman, John Rishton and Feike Sijbesma.

9 March 2017

ENQUIRIES
Media:
UK +44207 822 6127    louise.phillips@unilever.com
UK +44 7917 271819    treeva.fenwick@unilever.com
NL +31 10 2174844      fleur-van.bruggen@unilever.com

Investors:
Investor Relations Team: +44 20 7822 6830
investor.relations@unilever.com

-ends-

About Unilever:

Unilever is one of the world's leading suppliers of Food, Home Care, Personal Care and Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 169,000 employees and generated sales of €52.7 billion in 2016. Over half (57%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes around the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Magnum and Lynx.

Unilever's Sustainable Living Plan commits to:

·     Helping more than a billion people take action to improve their health and well-being by 2020.
·     Halving the environmental impact of our products by 2030.
·     Enhancing the livelihoods of millions of people by 2020.

Unilever was ranked number one in its sector in the 2016 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2016 GlobeScan/SustainAbility annual survey for the sixth year running. Unilever was ranked the most sustainable food and beverage company in Oxfam's Behind the Brands Scorecard in 2016 for the second year.

For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP:  www.unilever.com/sustainable-living/

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:

RNS Number : 2058Z
Unilever PLC
10 March 2017

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3917.4299p	3
e)	Aggregated information - Volume - Total	3 £117.52
f)	Date of the transaction	2017-03-08
g)	Place of the transaction	London Stock Exchange - XLON

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 3:

RNS Number : 0046A
Unilever PLC
20 March 2017

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Blanchard
2	Reason for the notification
a)	Position/status	Chief R&D Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           75 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           57 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           71 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           377 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	580
e)	Aggregated information - Volume - Total	580 £23,432.00
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           63 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           19 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           36 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           173 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	291
e)	Aggregated information - Volume - Total	291 £11,756.40
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kevin Havelock
2	Reason for the notification
a)	Position/status	President, Refreshment (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           75 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           37 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           50 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           367 shares (reinvestment of dividend on (freely transferable) shares
●           230 shares (Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA))

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	759
e)	Aggregated information - Volume - Total	759 £30,663.60
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	President, Personal Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
●           93 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           31 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           108 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$49.66	232
e)	Aggregated information - Volume - Total	232 $11,521.12
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kees Kruythoff
2	Reason for the notification
a)	Position/status	President, North America (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           90 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           42 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	132
e)	Aggregated information - Volume - Total	132 £5,332.80
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           53 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           22 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           29 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           144 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	248
e)	Aggregated information - Volume - Total	248 £10,019.20
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           112 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           15 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           25 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           173 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	325
e)	Aggregated information - Volume - Total	325 £13,130.00
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           154 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           56 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           63 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           275 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	548
e)	Aggregated information - Volume - Total	548 £22,139.20
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares (Dividend Reinvestment) under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4039.3776p	2
e)	Aggregated information - Volume - Total	2 £80.79
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Polman
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           570 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           265 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	835
e)	Aggregated information - Volume - Total	835 £33,734.00
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Amanda Sourry Knox
2	Reason for the notification
a)	Position/status	President, Foods (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
●           62 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares under the Unilever North America Omnibus Equity Compensation Plan, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           58 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$49.66	120
e)	Aggregated information - Volume - Total	120 $5,959.20
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	New York Stock Exchange - XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           120 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           42 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           52 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           145 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	359
e)	Aggregated information - Volume - Total	359 £14,503.60
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           75 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           92 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           77 shares (reinvestment of dividend on (freely transferable) shares
●           390 shares (Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA))

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	634
e)	Aggregated information - Volume - Total	634 £25,613.60
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan Zijderveld
2	Reason for the notification
a)	Position/status	President, Europe (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           75 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           70 shares (reinvestment of dividend on (freely transferable) shares

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4040.0p	145
e)	Aggregated information - Volume - Total	145 £5,858.00
f)	Date of the transaction	2017-03-15
g)	Place of the transaction	London Stock Exchange - XLON

Please note that Unilever's announcement released on 17 February 2017 (RNS number 2309X entitled 'Director/PDMR Shareholding') incorrectly stated that the shares vested based on the February 2013 conditional rights. The shares vested based on the February 2014 conditional rights.  All other details within that original announcement remain unchanged.

This information is provided by RNS
The company news service from the London Stock Exchange

END